FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

May 22, 2007

The Registrant announces assay results for 40 channel samples collected at its wholly-owned Gold Bull Mountain (‘”GBM”) project located in the western part of Hunan Province in the People’s Republic of China. The property is located 6 kilometres north of the famous Xiangxi Gold mine, which has been in operation for over one hundred years.

2.

Exhibits

2.1

News Release dated May 22, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant)

/s/Matthew Kavanagh

Date:  May 22, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FRANKFURT: MI5
For Immediate Release	May 22, 2007

NEWS RELEASE

MINCO GOLD CONTINUES TO DEFINE HIGH GRADE

GOLD VEINS AT GOLD BULL MOUNTAIN

Minco Gold Corporation (the "Company" or "Minco Gold") (MMM-TSX/MGH-AMEX/FRANKFURT-MI5) is pleased to announce assay results for 40 channel samples collected at its wholly-owned Gold Bull Mountain (‘”GBM”) project located in the western part of Hunan Province in the People’s Republic of China.  The property is located 6 kilometres north of the famous Xiangxi Gold mine, which has been in operation for over one hundred years.

The GBM gold belt extends for more than 15 kilometres and is recognizable by a wide distribution of artisanal mining adits, pits, and openings. Gold-quartz mineralization at GBM occurs primarily within brittle to ductile shear veins in Proterozoic sediment rocks.  Four parallel quartz-vein style gold zones have been identified with a strong continuity along strike and dip directions.

The 40 channel samples were collected on vein II 3-1 across the vein width, along a 30 metre strike length on level 112 as tabulated below.  The results ranged from 0.01 grams per tonne (g/t) gold to 158.79 g/t (5.1 ounces per tonne) gold with 75% of the samples grading greater than 1 g/t gold and 25 % of the samples greater than 10 g/t gold.  The average gold grade for all 40 samples was calculated to be 12.32 g/t, over 1.52m true width.  Photographs of quartz channel samples containing native gold can be viewed on the company’s website at www.mincomining.ca.  Assay results are provided in the table below.

Assay Table of 40 channel samples from Level 112

Sample_id	Total Sample Weight (g)	True Width (m)	Gold Grade (g/t)
			+200 mesh Fraction Au	-200 mesh Fraction Au	Weighted Average
GBH-K001	496.93	1.13	2.36	0.63	0.74
GBH-K002	486.42	1.04	301.63	2.29	9.07
GBH-K003	492.37	1.51	365.25	14.59	25.68
GBH-K004	491.75	1.70	91.10	2.40	4.53
GBH-K005	487.33	1.13	4.77	0.71	0.86
GBH-K006	495.08	1.89	321.14	7.95	17.62
GBH-K007	494.78	1.42	40.37	0.38	1.71
GBH-K008	488.52	1.99	225.87	2.38	16.65
GBH-K009	487.15	1.76	2497	35.50	158.79
GBH-K012	486.00	1.48	4.31	0.15	0.22
GBH-K013	491.61	1.32	82.54	1.52	3.74
GBH-K014	495.20	1.13	168.97	3.03	14.42
GBH-K015	495.50	1.42	276.77	3.01	9.00
GBH-K016	490.90	0.70	1999	19.70	118.40
GBH-K017	490.37	1.70	420.16	7.43	25.00
GBH-K018	499.70	1.99	14.00	0.61	1.64
GBH-K019	486.93	1.80	15.26	1.66	2.43
GBH-K020	493.90	1.61	1.44	0.11	0.18
GBH-K021	492.65	1.13	65.50	5.02	8.55
GBH-K022	489.75	1.70	32.95	0.74	2.64
GBH-K023	494.53	1.48	0.51	1.36	1.31
GBH-K024	480.82	1.32	74.67	1.47	4.94
GBH-K025	488.03	1.61	390.89	9.83	35.63
GBH-K026	493.27	1.89	0.48	0.08	0.10
GBH-K027	494.57	1.80	11.90	0.39	1.14
GBH-K028	494.48	1.99	0.97	0.06	0.11
GBH-K029	498.49	1.80	<0.01	0.03	0.03
GBH-K030	494.20	1.80	0.01	0.01	0.01
GBH-K031	496.70	1.70	2.70	1.95	1.99
GBH-K032	486.40	1.51	8.74	0.43	0.95
GBH-K033	488.50	1.80	13.22	3.38	4.07
GBH-K034	493.13	1.94	205.98	10.31	18.73
GBH-K035	496.01	1.42	18.93	0.75	2.14
GBH-K036	497.57	1.58	0.07	0.21	0.20
GBH-K037	485.48	1.04	18.76	1.68	2.91
GBH-K038	500.01	1.77	2.39	1.48	1.54
GBH-K039	493.65	1.37	4.54	1.80	1.96
GBH-K040	485.01	1.13	73.58	3.91	8.17
GBH-K043	491.84	1.32	132.35	6.32	15.79
GBH-K044	488.43	0.85	3.55	0.89	1.06
Average		1.52			12.32

There is a significant “Nugget Effect” within the assay distribution requiring careful sampling and assaying techniques. All rock chip samples were collected as continuous samples across the width of the veins and over intervals ranging from 0.8 to 0.5 metres along strike and sent for analyses to Yunnan Paijia Mining Technology Services Co., a division of Canada Process Research Associates Ltd., located in the Yunnan Province, China.  The samples were divided into two parts: +200 mesh fraction and -200 mesh fraction.  The two samples were then analyzed separately using fire assay with atomic absorption spectrometry finish and a weighted average calculated.

Minco Gold President & CEO Dr. Ken Cai commented: “The significant ‘Nugget Effect’ returns a wide range of values and makes results difficult to reproduce.  For this reason, we’ve chosen to suspend drilling and expanded our cross cutting and drifting program to provide a more accurate representation of the mineralized zones.  Minco Gold is excited by the results to date and is working aggressively to advance the project.”

Over the past 3 months, the exploration team has prepared 80 metres of drifting along strike on the 112 level of which 30 metres has been sampled.  The team has also completed a detailed geological mapping program conducted over both the exploration (16.78 km2) and mining license (0.178 km2) areas in preparation for ongoing surveys.  These programs were carried out under the technical supervision of Dr. John Li, Chief Geologist and Manager of Jinniushan Property Exploration (GBM).

Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Gold, is the Qualified Person responsible for verification and quality assurance of the company’s exploration data and analytical results.

About Minco Gold

Minco Gold Corporation (MMM-TSX/MGH-AMEX/FRANKFURT-MI5) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold and base metals properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.